Via Facsimile and U.S. Mail
Mail Stop 4720

May 17, 2010

Mr. Roland Sackers
Chief Financial Officer
QIAGEN N.V.
Spoorstraat 50
5911 KJ Venlo
The Netherlands

     Re: QIAGEN N.V.
             Form 20-F for the Year Ended December 31, 2009
             Filed on March 17, 2010
             File Number: 000-28564

Dear Mr. Sackers:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Controls and Procedures, page 80

1. You disclose that your Managing Directors performed an evaluation of your disclosure controls and procedures within 90 days of the date of this report, but you did not state whether your disclosure controls and procedures were effective as of December 31, 2009. Please disclose your conclusion as to effectiveness as of December 31, 2009, as required by Item 307 of Regulation S-K.

Notes to Consolidated Financial Statements

19 . Segment and Related Information, page F-43

2. You disclose that it is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company.   Elsewhere in the filing, however, you disclose that revenue from sales of your HPV test product may represent as much as 30% of our total revenues. Please disclose herein the amount of revenue attributable to that product as required by ASC 280-10-50- 40. Tell us why it is not practicable to disclose, for your other products, revenue by product or each group of similar products and services. Further, on page eight you disclose that HPV-related intellectual property is subject to your patents some of which will begin to expire in the next few years. Please disclose in quantitative and qualitative terms, within Item 5. Operating and Financial Review and Prospects, the nature of these patents including their relationship to your HPV test product, the specific dates that they will expire, and the effect that their future expirations will have on your results of operations and liquidity.

*   *   *

As appropriate, please amend your Form 20-F for the fiscal year ended December 31, 2009 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant